EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This expense limitation and reimbursement agreement (the “Agreement”), effective as of January [__], 2024, is entered into between XD FUND TRUST, a Delaware statutory trust (the “Trust”) and XD FUND ADVISOR LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement (the “Advisory Agreement”), effective as of January [__], 2024, with respect to the funds listed in Schedule A (each, a “Fund”), pursuant to which the Trust appointed the Adviser to act as investment adviser to the Trust for such Fund.

WHEREAS, the Adviser and the Trust desire to enter into the Agreement in order to reflect the Adviser’s agreement to waive a portion of the investment advisory fees and/or reimburse other expenses for the period commencing on January [__], 2024 (the “Start Date”) through [_____], 2025 (the “End Date”), so that the ratio of expenses to average net assets of each class of such Fund as reported in such Fund’s Financial Highlights (as calculated pursuant to Paragraph 1 below) does not exceed the percentage set forth in Schedule A;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	For the period commencing on the Start Date through the End Date, the Adviser agrees it will waive a portion of the investment advisory fees and/or reimburse other expenses for the period commencing on the Start Date through the End Date so that the ratio of expenses to average net assets of each class of such Fund as reported in such Fund’s Financial Highlights (excluding Acquired Fund Fees and Expenses, brokerage expenses, dividend expenses on securities sold short and interest expenses on short sales, taxes, and extraordinary expenses) do not exceed the percentage set forth for such class in Schedule A.

2.	The parties agree to continue such waivers for such Fund at least through the End Date. This Agreement may only be amended or terminated prior to the End Date with the approval of the Board of Trustees of the Trust.

3.	For a period not to exceed three (3) years from the date on which a waiver or reimbursement in excess of the expense limitation is made by the Adviser, the Fund will carry forward, and may repay the Adviser such waiver or reimbursement; provided, however, that such repayments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense limitation in effect at the time of the waiver or (ii) the expense limitation in effect at the time of the repayment.

XD FUND TRUST,

A Delaware statutory trust

By:

Name:

Title: Principal Executive Officer and President

XD FUND ADVISOR LLC

By:

Name:

Title:

Schedule A

	Investor Class Percentage	Institutional Class Percentage	Select Class Percentage
XD Treasury Money Market Fund	0.51%	0.26%	0.20%